SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment         )*

Landos Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

515069 102

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  515069 102

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,960,839
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,960,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,960,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.  515069 102

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,960,839
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,960,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,960,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  515069 102

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,299,751
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,299,751

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,299,751
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.  515069 102

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,799,564
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,799,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,799,564
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  515069 102

1.	Names of Reporting Persons. Xontogeny, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,090,924
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,090,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.  515069 102

1.	Names of Reporting Persons. PX Venture (A), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,770,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,770,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Landos Biopharma, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1800 Kraft Drive, Suite 216, Blacksburg, Virginia 24060.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”), Perceptive Xontogeny Venture Fund, L.P. (“Perceptive Xontogeny”), Xontogeny, LLC (“Xontogeny”), and PX Venture (A), LLC (“PX Venture,”, and together with Perceptive Advisors, Mr. Edelman, the Master Fund, Perceptive Xontogeny, and Xontogeny, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons,” and together with the Master Fund, Perceptive Xontogeny, and Xontogeny, the “Record Holders”). Perceptive Xontogeny Ventures GP, LLC (“GP”) is the general partner of Perceptive Xontogeny. C2 Ventures, LLC is the manager of Perceptive XV Holdings, LLC (“Holdings”), the manager of Xontogeny. Perceptive Ventures Advisors, L.P. is the manager of PX Venture, and Perceptive Xontogeny Venture GP, LLC (“PX GP”) is the general partner of Perceptive Venture Advisors, L.P. Perceptive Advisors serves as the investment advisor to the Master Fund, Perceptive Xontogeny, and PX Ventures, and Mr. Edelman is the managing member of Perceptive Advisors, Holdings, GP and PX GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund, Perceptive Xontogeny, Xontogeny and PX Venture is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation. Perceptive Xontogeny is a Delaware limited partnership. Xontogeny is a Delaware limited liability company. PX Venture is a Delaware limited liability company.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c). The source of the funds for acquiring these shares was the working capital of the Record Holders.

In September 2017, the Master Fund and Perceptive Xontogeny purchased an aggregate of 1,612,017 shares of Series A convertible preferred stock from the Issuer for an aggregate purchase price of $5.0 million. In June 2018, the Master Fund and Perceptive Xontogeny purchased an aggregate 1,612,017 shares of Series A preferred convertible preferred stock from the Issuer for an aggregate purchase price of $5.0 million. In January 2019, the Master Fund and Perceptive Xontogeny purchased promissory notes from the Issuer in an aggregate principal amount of $8.0 million. In August 2019, the notes were converted into an aggregate of 1,101,488 shares of Series B redeemable convertible preferred stock. In August 2019, the Master Fund and Perceptive Xontogeny purchased 4,102,247 shares of Series B convertible preferred stock from the Issuer for an aggregate purchase price of $30,759,058.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Christopher Garabedian and Konstantin Poukalov serve as members of the Issuer’s board of directors. Mr. Garabedian is the Chairman and Chief Executive Officer of Xontogeny. Mr. Poukalov is a Managing Director at Perceptive Advisors.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 39,163,174 outstanding shares of Common Stock as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on February 4, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule B of this Schedule 13D sets forth the transactions in the Common Stock effected by the Reporting Persons during the past sixty days, and is incorporated by reference into this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

The Record Holders and certain of the Issuer’s other investors have entered into an Investors’ Rights Agreement. The stockholders party to the Rights Agreement are entitled to certain registration rights with respect to the shares of Common Stock. The Investors’ Rights Agreement provides for certain rights of first refusal with respect to sales of shares of Common Stock by the Issuer.

The foregoing summary of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement which is filed as an exhibit hereto and incorporated by reference herein.

Lock-up Agreement and Market Stand-Off

In connection with the Issuer’s initial public offering, the Record Holders entered into a lock-up agreement for a period of 180 days with the representatives of the several underwriters (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the Record Holders, subject to certain exceptions, agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, without the prior consent of the representatives. The Record Holders are also party to market stand-off provisions with the Issuer which imposes restrictions on the sale of shares of Common Stock for a period of 180 days.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2

Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated August 9, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-252083))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Ventures GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

XONTOGENY, LLC

By:	C2 Ventures, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PX Venture (A), LLC

By:	Perceptive Venture Advisors, L.P.

By:	Perceptive Xontogeny GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director, officer, manager and general partner of the Reporting Persons (to the extent not set forth in Item 2).

Master Fund
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None
Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None
James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None
Xontogeny, LLC
Christopher Garabedian	Chairman and Chief Executive Officer	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None
Perceptive XV Holdings, LLC	Manager	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None
C2 Ventures, LLC	Manager	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None
Perceptive Xontogeny Venture Fund, L.P.
Perceptive Xontogeny Ventures GP, LLC	General Partner	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None
PX Venture (A), LLC
Perceptive Venture Advisors, L.P.	Manager	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None

Schedule B

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price Per Share (1)
Master Fund	2/5/2021	27,453	Purchase	$11.14 (2)
Master Fund	2/8/2021	34,611	Purchase	$11.38 (3)
Master Fund	2/8/2021	86,671	Purchase	$12.53 (4)
Master Fund	2/8/2021	1,771	Purchase	$13.10 (5)
Master Fund	2/8/2021	2,941,769	Conversion	(6)
Perceptive Xontogeny	2/8/2021	2,941,769	Conversion	(7)
Master Fund	2/8/2021	2,857,795	Conversion	(6)
Perceptive Xenogeny	2/8/2021	2,857,795	Conversion	(7)
PX Venture	2/8/2021	1,770,600	Conversion	(6)
Master Fund	2/8/2021	1,250,000	Purchase	$16.00
Master Fund	2/9/2021	64,730	Purchase	$13.80 (8)
Master Fund	2/9/2021	34,951	Purchase	$14.60 (9)

(1)

The prices reported in this column are weighted average prices. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges of the prices reported.

(2)	These shares were purchased in multiple transactions at prices ranging from $11.05 to $11.75, inclusive.
(3)	These shares were purchased in multiple transactions at prices ranging from $10.96 to $11.93, inclusive.
(4)	These shares were purchased in multiple transactions at prices ranging from $11.96 to $12.95, inclusive.
(5)	These shares were purchased in multiple transactions at prices ranging from $13.09 to $13.10, inclusive.
(6)

Each share of the Issuer’s Series A preferred stock automatically converted into shares of the Issuer’s common stock immediately upon the closing of the Issuer’s initial public offering. The Series A preferred stock had no expiration date.

(7)

Each share of the Issuer’s Series B preferred stock automatically converted into shares of the Issuer’s common stock immediately upon the closing of the Issuer’s initial public offering. The Series B preferred stock had no expiration date.

(8)	These shares were purchased in multiple transactions at prices ranging from $13.17 to $14.16, inclusive.
(9)	These shares were purchased in multiple transactions at prices ranging from $14.17 to $15.20, inclusive.